SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35423; File No. 812-15538

MidCap Financial Investment Corporation, et al.

December 18, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: MidCap Financial Investment Corporation, Apollo Debt Solutions BDC, Apollo Diversified Credit Fund, Apollo S3 Private Markets Fund, Middle Market Apollo Institutional Private Lending, Apollo Investment Management, L.P., Apollo Credit Management, LLC, Apollo Capital Credit Adviser, LLC, Apollo S3 RIC Management, L.P., AA Direct, L.P., AA Infrastructure Fund 1 Ltd., ACE Credit Fund, L.P., AGRE Debt Fund I, L.P., AGRE U.S. Real Estate Fund, L.P., Amissima Diversified Income ICAV, AMN Loan Fund, L.P., AP Kent Credit Master Fund, L.P., Apollo Accord Master Fund II, L.P., Apollo Accord Master Fund III, L.P., Apollo Accord Fund III B, L.P., Apollo Accord Fund IV, L.P., Apollo A-N Credit Fund, L.P., Apollo Asia Real Estate Fund II, L.P., Apollo Atlas Master Fund, LLC, Apollo Chiron Credit Fund, L.P., Apollo Commercial Real Estate Finance, Inc., Apollo Credit Master Fund Ltd., Apollo Credit Opportunity Fund III LP, Apollo Credit Strategies Master Fund Ltd., Apollo European Principal Finance Fund III (Dollar A),

L.P., Apollo Hybrid Value Fund, L.P., Apollo Hybrid Value Fund II, L.P., Apollo Impact Mission Fund, L.P., Apollo Infrastructure Opportunities Fund II, L.P., Apollo Investment Fund IX, L.P., Apollo Investment Fund VII, L.P., Apollo Investment Fund VIII, L.P., Apollo Lincoln Fixed Income Fund, L.P., Apollo Moultrie Credit Fund, L.P., Apollo Natural Resources Partners II, L.P., Apollo Natural Resources Partners III, L.P., Apollo Navigator Aviation Fund I, L.P., Apollo Revolver Fund, L.P., Apollo Strategic Origination Partners, L.P., Apollo Tactical Value SPN Investments, L.P., Apollo Total Return Master Fund L.P., Apollo Tower Credit Fund, L.P., Apollo U.S. Real Estate Fund II L.P., Apollo U.S. Real Estate Fund III, L.P., Apollo/Cavenham European Managed Account II, L.P., Athene Holding Ltd., Athora Lux Invest S.C.Sp, Financial Credit Investment II, L.P., Financial Credit Investment III, L.P., Financial Credit Investment IV, L.P., MidCap FinCo Holdings Limited, NNN Investor 1, L.P., Athora Lux Invest NL S.C.Sp, ACE Credit Management, LLC, ACF Europe Management, LLC, ACREFI Management, LLC, Aegon Ireland plc, AGRE-CRE Debt Manager, LLC, AGRE NA Management, LLC, AP Kent Management, LLC, Apollo Accord Management II, LLC, Apollo Accord Management III, LLC, Apollo Accord Management III B, L.P., Apollo Accord Management IV, L.P., Apollo A-N Credit Management, LLC, Apollo Asia Management II, L.P., Apollo Asset Management Europe LLP, Apollo Atlas Management, LLC, Apollo Capital Management, L.P., Apollo Centre Street Management, LLC, Apollo Centre Street Partnership, L.P., Apollo Chiron Management, LLC, Apollo Credit Management (CLO), LLC, Apollo Credit Opportunity Management III, LLC, Apollo EPF Management III, LLC, Apollo Europe Management III, LLC, Apollo European Senior Debt Management, LLC, Apollo European Strategic Management, L.P., Apollo Global Real Estate Management, L.P., Apollo Hercules Management, LLC, Apollo Hercules Partners, L.P., Apollo Hybrid Value Management, L.P., Apollo Hybrid Value Management II, L.P., Apollo Impact

Mission Management, L.P., Apollo India Credit Opportunity Management, LLC, Apollo Infrastructure Opportunities Management II, L.P., Apollo Investment Management Europe LLP, Apollo Kings Alley Credit Fund Management, LLC, Apollo Lincoln Fixed Income Management, LLC, Apollo Lincoln Private Credit Management, LLC, Apollo Management International LLP, Apollo Management IX, L.P., Apollo Management VII, L.P., Apollo Management VIII, L.P., Apollo Moultrie Credit Fund Management LLC, Apollo NA Management II, LLC, Apollo NA Management III, LLC, Apollo Navigator Management I, LLC, Apollo Oasis Management, LLC, Apollo Origination Management, L.P., Apollo PPF Credit Strategies Management, LLC, Apollo Oasis Partners, L.P., Apollo Origination Partnership, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Revolver Capital Management, LLC, Apollo ST Fund Management LLC, Apollo Strategic Origination Management, L.P., Apollo Tactical Value SPN Management, LLC, Apollo Tower Credit Management, LLC, Apollo Union Street Management, LLC, Apollo Union Street Partners, L.P., Apollo Zeus Strategic Management, LLC, Apollo/Cavenham EMA Management II, LLC, Financial Credit Investment II Manager, LLC, Financial Credit Investment III Manager, LLC, Financial Credit Investment IV Manager, LLC, Apollo Investment Management Europe (Luxembourg) S.a r.l., Apollo Total Return Management LLC, Apollo Commodities Management, L.P., Apollo Insurance Solutions Group LP, Apollo MidCap US Direct Lending 2019, L.P., NNN Investor 2 (Auto), L.P., NNN Opportunities Fund, L.P., Apollo PPF Opportunistic Credit Partners (Lux), SCSp, Apollo PPF Credit Strategies, LLC, Apollo PPF Credit Management, LLC, Apollo Co-Investment Capital Management, LLC, Alteri Investments II, SCSp, Merx Aviation Finance, LLC, Apollo Accord+ Fund (Lux), SCSp, Apollo Accord+ Offshore Fund, L.P., Apollo Accord+ Fund, L.P., Apollo Revolver Fund II (Offshore), L.P., Apollo Revolver Fund II, L.P., Apollo Revolver Fund II (ATH), L.P., Apollo Accord+ Management, L.P., Apollo Revolver Management

II (ATH), L.P., Apollo Revolver Management II, L.P., Apollo Accord Fund V, L.P., Apollo Investment Fund X, L.P., Apollo Total Return Fund—Investment Grade, L.P., Apollo Accord Management V, L.P., Apollo Management X, L.P., Apollo Total Return Fund—Investment Grade Management, L.P., ACMP Holdings, LLC, Apollo Aligned Alternatives, L.P., Redding Ridge Asset Management, LLC, Apollo Asset-Backed Finance Fund, L.P., Apollo Origination Partnership II (Levered), L.P., Apollo Origination Partnership II (Unlevered), L.P., Apollo Delphi Fund, L.P., Apollo Credit Strategies Absolute Return Fund, L.P., Apollo European Principal Finance Fund IV (Dollar A), L.P., Apollo European Principal Finance Fund IV (Dollar B), L.P., Apollo European Principal Finance Fund IV (Euro B1), L.P., Apollo European Principal Finance Fund IV (Lux Euro B2), SCSp, Apollo EPF Management IV, L.P., Apollo Accord Offshore Fund V, L.P., Apollo Accord Fund V (Lux), SCSp, Apollo Clean Transition Capital Overseas II, L.P., Apollo Clean Transition Capital Fund, L.P., Apollo Calliope Fund, L.P., Apollo Digital Origin Partners, L.P., Apollo Starmoon CEPF Co-Invest (Overseas), L.P., Apollo Infrastructure Opportunities Fund II (Overseas), L.P., Apollo Infrastructure Opportunities Fund II (TE 892), L.P., Apollo Infrastructure Opportunities Fund II (Lux), SCSp, Apollo Infrastructure Opportunities Fund III (Overseas), L.P., Apollo Infrastructure Opportunities Fund III (TE 892), L.P., Apollo Infrastructure Opportunities Fund III (Lux), SCSp, Apollo Infrastructure Opportunities Fund III, L.P., RRE 17 Loan Management Designated Activity Company, RRE 16 Loan Management Designated Activity Company, RRE 9 Loan Management Designated Activity Company, RRE 12 Loan Management Designated Activity Company, RRE 8 Loan Management Designated Activity Company, RRE 7 Loan Management Designated Activity Company, RRE 10 Loan Management Designated Activity Company, RRE 6 Loan Management DAC, RRE 15 Loan Management Designated Activity Company, RRE 2 Loan Management Designated Activity Company, RRE 11 Loan Management

Designated Activity Company, RRE 3 Loan Management Designated Activity Company, RRE 5 Loan Management Designated Company, RRE 1 Loan Management Designated Activity Company, RR 1 Ltd., RR 14 Ltd., RR 15 Ltd., RR 16 Ltd., RR 17 Ltd., RR 18 Ltd., RR 19 Ltd., RR 2 Ltd., RR 20 Ltd., RR 21 Ltd., RR 22 Ltd., RR 23 Ltd., RR 24 Ltd., RR 25 Ltd., RR 26 Ltd., RR 27 Ltd., RR 4 Ltd., RR 5 Ltd., RR 6 Ltd., RR 7 Ltd., RR 8 Ltd., RR Berbere 2 Ltd., RR Bhut Jolokia 3 Ltd., RR Cayenne 4 Ltd., RR Poblano 4 Ltd., RR Reaper Brown Carolina 2 Ltd., RR Reaper Brown Carolina 3 Ltd., RR Tabasco 1 Ltd., AP Tundra Holdings LLC, ALM 2020, Ltd., AOP Finance Partners, L.P., Athora Lux Invest SCSP Duration Fund, Mercer Multi-Asset Credit Fund, Apollo Credit Funds ICAV - Apollo Helius Multi-Credit Fund I, AAA Aviation Holdings, L.P., AA Pencil Holdings, L.P., AA Tundra Investor, L.P., Aspen American Insurance Company, Aspen Specialty Insurance Company, Apollo Credit Secondaries Fund I, L.P., Apollo US Broadly Syndicated Loans Fund, Apollo Opportunistic Credit Fund, MMJV LLC, Apollo S3 Equity & Hybrid Solutions Fund, L.P., Apollo S3 Equity & Hybrid Solutions Offshore Fund, L.P., Apollo S3 Equity & Hybrid Solutions Fund (TE 892), L.P., Apollo S3 Equity & Hybrid Solutions Offshore Fund (Lux), SCSp, AA MMF 1 HoldCo LP, ACE Credit Allocation Fund I, AM-EDL (Lux) SCSP, Apollo Accord Fund VI (Lux), SCSp, Apollo Accord Fund VI, L.P., Apollo Accord+ II Fund, L.P., Apollo Accord+ II Offshore Fund, L.P., Apollo Alster Lending Fund (Lux) SCSP, Apollo Broad Middle Markets Lending Fund, L.P., Apollo Credit Strategies IDF, LP, Apollo Debt Solutions IDF, LP, Apollo European Direct Lending SCSP, Apollo European Private Credit (Master) SCSp, Apollo Excelsior Co-Invest, L.P., Apollo Excelsior, L.P., Apollo GLDC Fund, L.P., Apollo Jade Partnership, L.P., Cervus Loan Origination III, MICAD Account (Cayman), LP, Apollo Libra Credit Opportunities Fund, L.P., Apollo PPF Credit Strategies (Lux), SCSP, Apollo S3 Private Markets (Master) SCSP, Apollo S3 Credit Solutions Fund II, L.P., RR 12 LTD, RR 3 LTD, RR

28 LTD, RR 29 LTD, RR 30 LTD, RR 31 LTD, RR 32 LTD, RR 33 LTD, RR Shishito 1 LTD,

RRE 18 Loan Management Designated Activity Company, RRE 19 Loan Management Designated

Activity Company, RRE 20 Loan Management Designated Activity Company, RRE 21 Loan

Management Designated Activity Company, RRE Portrush 1 Designated Activity Company, RRX 5

LTD, RRX 6 LTD, RRX 7 LTD, RRAM Beta 1, Ltd., RRAM Beta 1 Tax Subsidiary Inc., RRE 22

Loan Management Designated Activity Company, RRE Belfry 1 Designated Activity Company,

Apollo M-EDL Management, L.P., Apollo Alster Management, LLC, Apollo European Direct

Lending Management, L.P., Apollo Excelsior Management, L.P., Apollo Capital Markets

Management, L.P., Redding Ridge Asset Management (UK) LLP, Apollo S3 Investment

Management, L.P, Lord Abbett Flexible Income Fund and Lord Abbett FIF Advisor LLC.

Filing Dates: The application was filed on January 5, 2024, and amended on June 26, 2024,

October 11, 2024, and December 9, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing on any application by e-

mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy

of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally

or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should

be received by the Commission by 5:30 p.m. on January 13, 2025 and should be accompanied by

proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of

service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's

interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request,

and the issues contested. Persons who wish to be notified of a hearing may request notification by

e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: David Blass at

David.Blass@stblaw.com and Steven Grigoriou at Steven.Grigoriou@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel, or Terri G.

Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' third amended and restated application, dated December 9,

2024, which may be obtained via the Commission's website by searching for the file number at the

top of this document, or for an Applicant using the Company name search field, on the SEC's

EDGAR system. The SEC's EDGAR system may be searched at,

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

   For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.